

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2024

Dan O'Keefe
Chief Financial Officer and Corporate Secretary
Educational Development Corporation
5402 South 122nd East Avenue
Tulsa, OK 74146

      Re: Educational Development Corporation
          Form 10-K for Fiscal Year Ended February 29, 2024
          Response dated September 6, 2024
          File No. 000-04957

Dear Dan O'Keefe:

We have reviewed your September 6, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2024 letter.

Form 10-K for Fiscal Year Ended February 29, 2024
Financial Statements
Statements of Operations, page 29

1.   We read your response to prior comment 2. Please remove your presentations of gross sales here and elsewhere throughout your filings and tell us what the revised net line item will be titled. In doing so, please use a more descriptive title than net sales, because you already have a net revenues line item that would be confusingly similar.

Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services